YORK STOCKBROKERS, INC.
(SEC I.D. No. 8-52139)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Statement of Financial Condition

As of and for the Year Ended June 30, 2025

(Including Report of Independent Registered Public Accounting Firm)

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Stockholder
York Stockbrokers, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of York Stockbrokers, Inc. as of June 30, 2025, and the related notes (collectively referred to as the financial statements).   In my opinion, the financial statements present fairly, in all material respects, the financial position of York Stockbrokers, Inc. as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of York Stockbrokers, Inc.'s management. My responsibility is to express an opinion on York Stockbrokers, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to York Stockbrokers, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.   My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Ferrara CPA

I have served as York Stockbrokers, Inc.'s auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
September 5, 2025

YORK STOCKBROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2025

Assets

Cash	$	58,737
Receivable from brokers and dealers		7,331
Accounts receivable		469,000
Fixed assets, (net of accumulated depreciation of $17,867)		1,290
Prepaid expense		6,805
Deferred tax asset		33,161
Total assets	$	576,324

Liabilities

Accounts payable and accrued expenses	$	422,923
Total liabilities		422,923

Commitments and Contingencies (Note 5)

Stockholder's equity

Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,442,831
Accumulated deficit	(1,290,430)
Total stockholder's equity	153,401
Total liabilities and stockholder's equity	$ 576,324

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2025

1.　Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. YSI is a 100% owned subsidiary of International Asset Allocation Management, LLC. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of FINRA (formerly NASD). The Company is currently engaged in various types of securities-related businesses as discussed below. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

2.　Significant Accounting Policies

Statement of Cash Flows

Cash and cash equivalents (if any) include highly liquid instruments with a maturity of three months or less. There were no cash equivalents at June 30, 2025.

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United State of America ("US GAAP") unless otherwise disclosed.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2025 consist of the following:

Computer equipment	$　9,883
Furniture and fixtures	9,274
	19,157
Less: accumulated depreciation	(17,867)
	$　1,290

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2025

Revenue and Expense Recognition

Revenue from contracts with customers includes commission income, administrative customer fees and consulting fees from introduction services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to-from the customer.

The Company provides administrative services on a daily basis and collects a monthly customer fee. The Company believes the performance obligation for providing administrative services is satisfied over time because customers are receiving and consuming the benefit as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Administrative customer fees are received monthly and recognized as earned and all performance obligations have been satisfied.

The Company receives referral fees for introducing customers to investment funds. Revenue for introduction services is generally recognized at the point in time that performance under the arrangement is completed. However, for certain introductions, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Fair Value

In accordance with accounting principles generally accepted in the United States, the Company adopted the standard that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). As of June 30, 2025, the Company had no security positions or other assets that fell within the fair value hierarchy.

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Income Taxes

Income taxes are accounted for in accordance with FASB ASC 740: Income Taxes. As required under this standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Accounts Receivable

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the corporation can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The Company identified receivables as impacted by the new guidance. The Company's conclusion that an allowance for credit losses is not required is based on management's expectation for the collectability of the receivable utilizing the CECL framework. Management considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the expectation of the collectability in determining the allowance for credit losses.

Management's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At June 30, 2025 an allowance for credit losses was not considered necessary based on historical collection experience and management's evaluation of the collectibility of outstanding accounts receivable. Accounts receivable are not collateralized.

3. Financial Instruments with Off-Balance Sheet

Risk and Concentration of Credit Risk

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, customers' transactions are cleared through another broker dealer pursuant to fully disclosed clearance agreement. Nonperformance by its customers in

fulfilling their contractual obligation pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at the clearing broker and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that are highly capitalized.

4.   Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2025 the company had net capital of $60,661, which was $32,466 in excess of SEC required net capital of $28,195.

5.   Commitments and Contingencies

The Company terminated its former month-to-month lease of office space effective August 2024 and moved to new office as of August 1, 2024. The Company pays monthly rent for office space of $1,097 per month.

Management represents that the Company does not have any legal liabilities or outstanding legal claims that are required to be accrued or disclosed.

6.   Income Taxes

At June 30, 2025, the Company's deferred tax asset of $33,161 was the result of federal net operating loss carry forwards of $124,271 and NY State carry forwards of $108,662. The Federal net operating loss in the amount of $26,097 will expire June 30, 2039 and the balance can be carried forward indefinitely.

In accordance with US GAAP, the Company has adopted the provisions of FASB ASC 740: Income Taxes. The Company has assessed its income tax positions and has recorded tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. No uncertainties exist that will materially affect management's evaluations at June 30, 2025. The fiscal tax years of 2022, 2023 and 2024 remain subject to examination by federal and state taxing authorities.

7.   Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

8.   Concentrations

For the year ended June 30, 2025, approximately 79% of the consulting income was earned from two customers, and 82% of the accounts receivable balance was from two customers.

9.   Subsequent Events

The Company has evaluated subsequent events through September 5, 2025, the date which the financial statements were available to be issued. There were no events that needed to be disclosed in the financial statements.

10.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, engaged in various types of securities related business transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.